News Release	April 6, 2005

YAMANA PROVIDES A FURTHER UPDATE ON SÃO VICENTE DEEP SOUTH

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide a follow-up on its previously announced exploration efforts. Since the previous announcement, initial drill results have become available São Vicente Deep South from surface drilling.

The company previously announced that it was excavating an 850 metre horizontal drift extending from the bottom of the existing open pit. The objective is to complete 4,500 metres of drilling from the drift and bulk sample material from the drift excavation. This will allow access to the entire area of known mineralization and will supplement surface drilling now underway. Since the previous announcement, the drift has reached the area of previously known mineralization.

In the meantime, surface drilling has continued and the results of the first hole (SV-227) of the current surface drill program intercepted a mineralized zone in metasediments at a vertical depth of 135 metres of 12 metres at 5.65 g/t Au including a higher grade interval of 4 metres at 12.4 g/t Au. The results of the full 12 metres of mineralization are as follows.

Depth (m)	Gold Grade (g/t Au)

139-141	1.56
141-143	2.51
143-145	4.66
145-147	0.23
147-149	17.03
149-151	7.92

Total: 12 m	Average Grade: 5.65g/t Au

The company is encouraged by both the thickness of the interval and the grade. These results are also important for the following reasons.

—	confirm the continuity of mineralization at Deep South toward the North;

—	extend the area of known mineralization by an additional 225 metres for a total of 625 metres;

—	the mineralized interval occurs near surface;

—	the mineralized interval occurs near the perimeter of the planned open pit at São Vicente (São Vicente is undergoing a feasibility study based on current resources and reserves; the reserves in the feasibility study DO NOT include any results from Deep South).

Historical surface drilling that has defined the area of known mineralization had grades that include 4 metres at 4.09g/t Au, 4 metres at 5.74g/t Au, 2 metres at 59.43g/t Au, 2 metres at 8.59g/t Au, 18 metres at 2.98g/t Au, and 8 metres at 15.78g/t Au. The exploratory drilling program at Deep South totaled 5,400 metres with vertical depths from 110 metres to 300 metres. This program was carried out from August 1996 to March 1997. Drilling results showed 52 gold mineralized intervals including 18 high grade intercepts of over 4.0g/t Au. No further drilling work has been undertaken at Deep South since 1997 until the current surface drilling program and the drift.

The plan view and long section showing the location of the drill hole and mineralized interval in relation to the area of previously known mineralization and the planned pit follows:

Further surface drilling will continue to investigate this trend and will supplement drilling from the drift. A second hole has already been drilled 200 metres to the north of the first hole and beneath the pit. That hole encountered mineralization and assay results are pending.

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer of the company, stated “We are encouraged by these result. We have stated that we will provide periodic updates on our overall exploration efforts and, further, interim updates will be provided where warranted because of their significance. These results show a meaningfully extension of the area of mineralization. We have indicated that Deep South has the potential for an underground operation which would be accessed through adits from the bottom of the planned pit. We are particularly encouraged that mineralization occurs so close to the pit wall. These results also give us a better understanding of how mineralization occurs at São Vicente, and will help in the feasibility study update for the planned São Vicente open pit operation and when we are mining at São Vicente”.

For further information on the quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2004 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com. The colour sections in the Long Section in the link diagrams do not represent ore bodies. They are diagrammatic representations of areas of mineralization only and are shown for illustration purposes only.

The sampling and exploration programs are being supervised by Mel Klohn, Geological Consultant to Yamana, who is a Qualified Person as defined by National Instrument 43-101. Mr. Klohn has verified the data disclosed and has reviewed the contents of this press release.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)     815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.